May 31, 2006

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Mail Stop 6010

Attention:     Ms. Sonia Barros

Re:	Luna Innovations Incorporated

Registration Statement on Form S-1 (File No. 333-131764); and

Registration Statement on Form 8-A

Acceleration Request

Requested Date: June 1, 2006

Requested Time: 4:30 PM Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Luna Innovations Incorporated (the “Company”) hereby respectfully requests that the above-referenced registration statements on Form S-1 and Form 8-A (the “Registration Statements”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes each of Trevor J. Chaplick and Mark R. Fitzgerald, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on our behalf.

In connection with this acceleration request, the Company hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Under separate cover, ThinkEquity Partners LLC as representative of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representative will also provide you with information with respect to clearance from the National Association of Securities Dealers, Inc. prior to the effective date.

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Securities and Exchange Commission

May 31, 2006

Please direct any questions or comments regarding this acceleration request to Mark R. Fitzgerald at (703) 734-3105.

Very truly yours,

LUNA INNOVATIONS INCORPORATED

/s/ Aaron S. Hullman
Aaron S. Hullman
Vice President and General Counsel

cc:	Kent A. Murphy, Ph.D.

Mr. Scott A. Graeff

Luna Innovations Incorporated

Trevor J. Chaplick, Esq.

Mark R. Fitzgerald, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Marjorie S. Adams, Esq.

Daniel I. Goldberg, Esq.

DLA Piper Rudnick Gray Cary US LLP